

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 29, 2016

Via E-mail
Nicola Santoro, Jr.
Chief Financial Officer
New Residential Investment Corp.
1345 Avenue of the Americas, 45th Floor
New York, NY 10105

> **Re:** **New Residential Investment Corp.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 1-35777**

Dear Mr. Santoro:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Change in Fair Value of Investments in Excess Mortgage Servicing Rights, page 87

1. You indicate that the $3 million decrease in the change in fair value of your investments relates to an increase in value on Excess MSR pools acquired through the HLSS Acquisition. However, we further note on page 134 that you recorded a $41.5 million increase in the fair value of your Excess MSR investments serviced by Ocwen which you have characterized as a change in accounting estimate. Please provide to us additional details regarding the $3 million decrease in the change in fair value given this $41.5 million adjustment.

Liquidity and Capital Resources, page 92

2.   We note your disclosure on pages 93 and 157 regarding the inclusion of $1.5 billion of trade receivables as part of the collateral underlying your repurchase agreements. Please tell us how you determined that it was appropriate to include these Agency RMBS given that they appear to no longer be reflected on your balance sheet as of the trade date. Additionally, confirm whether your collateral disclosure on pages 93 and 157 includes the $0.7 billion of trade payables as of December 31, 2015. Further, tell us when these transactions were settled.

Item 8. Financial Statements and Supplementary Data

Note 4 – Investments in Excess Mortgage Servicing Rights, page 134

3.   We note your disclosure in footnote (D) to the table on page 134 that you recorded a $41.5 million adjustment to your excess MSR investments that was considered to be a change in accounting estimate. Please provide to us additional details regarding this adjustment and tell us how you concluded that it was a change in accounting estimate.

Note 12 – Fair Value of Financial Instruments

Real Estate Securities Valuation, page 170

4.   We note the tabular presentation and related footnotes appear to indicate that the fair value of your real estate securities is based upon pricing service quotations or broker quotations. Please describe the valuation technique used to determine the fair value of your real estate securities categorized within Level 2 and Level 3. Refer to ASC 820-10-50-2(bbb).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Nicola Santoro, Jr.
New Residential Investment Corp.
April 29, 2016
Page 3

       You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3486 if you have questions regarding comments on the financial statements and related matters.

                                         Sincerely,

                                         /s/ Daniel L. Gordon

                                         Daniel L. Gordon
                                         Senior Assistant Chief Accountant
                                         Office of Real Estate and
                                           Commodities